CONSENT OF AUTHOR

March 27, 2013

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Annual Information Form (the “AIF”) and Annual Report on
Form 40F (the “Form 40-F”), both dated March 27, 2013

The undersigned hereby consents to being named in the AIF and to the inclusion of references to and extracts from the reports entitled “Updated Technical Report on Flame & Moth Deposit, Flame & Moth Property, Keno Hill, Yukon” dated March 15, 2013 (the “Report”) in the AIF, and to the filing of the AIF as an exhibit to the Form 40-F.

I confirm that I have read the AIF, have no reason to believe that there are any misrepresentations in the information contained in the AIF that is derived from the Reports or that the information contained in the AIF that is derived from the Reports does not fairly and accurately represent the information in the Report, and confirm that such matters are within my knowledge as a result of the services performed by me in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F and any amendments thereto, filed on March 27, 2013, and any amendment thereto.

Sincerely,

/s/ Alan McOnie

Alan McOnie, FAusIMM,